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Exhibit 99.2

News Release

FALCONBRIDGE PROVIDES UPDATE ON SHAREHOLDER RIGHTS PLAN
Rights Plan Remains Effective; TSX Defers Consideration

Toronto, Ontario — April 10, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) announced today that in connection with its recently announced shareholder rights plan, the Toronto Stock Exchange (TSX) has determined to defer its consideration of the acceptance for filing of the plan until the Company can confirm that it is not aware of any pending or threatened takeover bid for the Company or the TSX is satisfied that the Ontario Securities Commission will not intervene in any takeover bid for the Company. The TSX further advised that a condition of any future acceptance of notice of the plan by the TSX would be that the Company's shareholders ratify the plan. In the meantime, the rights plan remains effective in accordance with its terms.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com

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  Exhibit 99.2
FALCONBRIDGE PROVIDES UPDATE ON SHAREHOLDER RIGHTS PLAN Rights Plan Remains Effective; TSX Defers Consideration